Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

RF MONOLITHICS, INC.,

MURATA ELECTRONICS NORTH AMERICA, INC.,

AND

RYDER ACQUISITION COMPANY, LIMITED

DATED AS OF APRIL 12, 2012

i

ANNEX A – DEFINED TERMS

ii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 12, 2012, among RF Monolithics, Inc., a Delaware corporation (the “Company”), Murata Electronics North America, Inc., a Texas corporation (“Parent”), and Ryder Acquisition Company, Limited, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”, with the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”).

RECITALS

WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the terms and conditions of this Agreement and the provisions of the DGCL and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. The Merger shall have the effects specified in the DGCL and this Agreement.

1.2 Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Alston & Bird LLP, 1201 West Peachtree Street, Atlanta, Georgia 30309, at 9:00 a.m. (Eastern Time) on a date to be designated by Parent, which shall be no later than the third Business Day following the satisfaction or waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or at such other time and date as may be mutually agreed by Parent and the Company. The date on which the Closing actually occurs is referred to as the “Closing Date.”

1.3 Effective Time. On the Closing Date, the Company and Merger Sub will cause a certificate of merger (the “Delaware Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Delaware Certificate of Merger (the “Effective Time”).

ARTICLE II

CERTIFICATE OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION

2.1 The Certificate of Incorporation. The certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until duly amended as provided therein or by applicable Law (subject to Section 6.11(a)).

2.2 The Bylaws. The bylaws of the Company shall be the bylaws of the Surviving Corporation (the “Bylaws”), until duly amended as provided therein or by applicable Law (subject to Section 6.11(a)).

ARTICLE III

OFFICERS AND DIRECTORS OF THE SURVIVING CORPORATION

3.1 Directors. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

3.2 Officers. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

3.3 Subsequent Actions. If at any time after the Effective Time the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE IV

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

4.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any capital stock of the Company or the sole stockholder of Merger Sub:

(a) Merger Consideration. Each Common Share issued and outstanding immediately prior to the Effective Time (other than (i) Common Shares owned by (y) Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent or (z) the Company or any direct or indirect wholly owned Subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Common Shares that are owned by stockholders (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the DGCL with respect to such Common Shares (the “Dissenting Shares”, and together with the Common Shares referred to in the immediately preceding clause (i), the “Excluded Shares”)) shall be converted into the right to receive the Per Share Merger Consideration, without interest. At the Effective Time, all of the Common Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Common Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration for each Common Share, without interest, in accordance with this Section 4.1 and Section 4.2 hereof.

(b) Cancellation of Excluded Shares. Each Excluded Share, by virtue of the Merger and without any action on the part of the holder thereof, shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to the right of any Record Holder of any Dissenting Shares to receive the payment for such Dissenting Shares pursuant to Section 4.2(g).

(c) Merger Sub. At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

4.2 Exchange of Certificates.

(a) Paying Agent. Prior to the mailing of the Proxy Statement, the Parent shall appoint a paying agent reasonably satisfactory to the Company (the “Paying Agent”) for the payment of the Per Share Merger Consideration. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent for the benefit of the Record Holders of Common Shares (other than Excluded Shares), a cash amount in immediately available funds necessary for the Paying Agent to make all payments of the Per Share Merger Consideration under Section 4.1(a) (such cash amount being hereinafter referred to as the “Exchange Fund”). If a Dissenting Stockholder effectively withdraws its demand for, or loses its rights to, appraisal pursuant to Section 262 of the DGCL with respect to any Dissenting Shares, (i) such Common Shares shall cease to be Excluded Shares and shall be converted into the right to receive the Per Share Merger Consideration, without interest, and (ii) Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which the Dissenting Stockholder has withdrawn its demand for, or lost its rights to, appraisal pursuant to Section 262 of the DGCL and (y) the Per Share Merger Consideration. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 4.1(a) shall be returned to the Surviving Corporation in accordance with Section 4.2(e). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 4.1(a), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make the payments required by Section 4.1(a) and this Section 4.2.

(b) Exchange Procedures. Promptly (and in any event within two Business Days) after the Closing Date, the Surviving Corporation shall cause the Paying Agent to mail to each Record Holder of Common Shares (other than Excluded Shares) (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(f)) to the Paying Agent, such letter of transmittal to be in customary form and to have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(f)) in exchange for the amount to which such Record Holder is entitled as a result of the Merger pursuant to Section 4.1(a). If any Excluded Shares cease to be Excluded Shares pursuant to Section 4.2(a), the Surviving Corporation shall cause the Paying Agent promptly (and in any event within two Business Days) after the date on which such Excluded Shares cease to be Excluded Shares to mail to the Record Holder of such Common Shares the letter of transmittal and instructions referred to in the immediately preceding sentence, with respect to such Common Shares. Upon delivery of such letter of transmittal by any Record Holder of Common Shares (other than Excluded Shares), duly completed and duly executed in accordance with its instructions, and the surrender to the Paying Agent of a Certificate that immediately prior to the Effective Time represented such Common Shares (or affidavit of loss in lieu thereof as provided in Section 4.2(f)), the holder of such Certificate shall be entitled to receive in exchange therefor, and the Paying Agent shall send to such holder, a cash amount by check or wire transfer of immediately available funds to an account designated by such holder (less any required Tax withholdings as provided in Section 4.2(h)) equal to the product of (x) the number of Common Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(f)) and (y) the Per Share Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Common Shares that is not registered in the transfer records of the Company, a check for any cash to be delivered upon compliance with the procedures described above may be issued to the transferee if the applicable letter of transmittal is accompanied by all documents reasonably required by the Surviving Corporation to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(c) Special Payment Procedures for DTC. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and DTC to ensure that (i) if the Closing occurs at or prior to 11:30 a.m. (Eastern time) on the Closing Date, the Paying Agent will transmit the DTC Payment to DTC or its nominee on the Closing Date, and (ii) if the Closing occurs after 11:30 a.m. (Eastern time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(d) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Common Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and, subject to compliance with the procedures set forth in Section 4.2(b), exchanged for the cash amount to which the Record Holder thereof is entitled pursuant to this Article IV (less any required Tax withholdings as provided in Section 4.2(h)) to be paid by check or wire transfer of immediately available funds to an account designated by such holder.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the Record Holders of the Common Shares for 270 days after the Effective Time shall be delivered to the Surviving Corporation. Any Record Holder of Common Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the amount to which such Record Holder is entitled as a result of the Merger pursuant to Section 4.1(a) (less any required Tax withholdings as provided in Section 4.2(h)), without any interest thereon, upon (i) due surrender of its Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(f)) and (ii) if requested by the Surviving Corporation, delivery of a letter of transmittal in customary form that is provided promptly to such Record Holder by the Surviving Corporation, in each case, to the Surviving Corporation.

Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any Person for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(f) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount (less any required Tax withholdings as provided in Section 4.2(h)) equal to the product of (i) the number of Common Shares represented by such lost, stolen or destroyed Certificate and (ii) the Per Share Merger Consideration.

(g) Dissenting Shares. No Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares shall be entitled to receive the Per Share Merger Consideration with respect to such Dissenting Shares unless and until such Person shall have effectively withdrawn its demand for, or lost its right to, appraisal under the DGCL with respect to such Dissenting Shares. Unless and until a Dissenting Stockholder shall have effectively withdrawn its demand for, or lost its right to, appraisal under the DGCL with respect to Dissenting Shares, each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to such Dissenting Shares. The Company shall give Parent prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to stockholders’ rights of appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

(h) Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable in respect of the Common Shares cancelled in the Merger such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld amounts (i) shall be remitted by the Surviving Corporation, Parent or the Paying Agent, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the Record Holder of Common Shares in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

4.3 Treatment of Outstanding Options and Restricted Stock Units Under Stock Plans.

(a) Options. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company Option outstanding immediately prior to the Effective Time, whether or not vested or exercisable, shall be cancelled and the holder thereof shall be entitled to receive, as soon as reasonably practicable after the Effective Time (but in no event later than three Business Days after the Effective Time), from the Surviving Corporation an amount of cash, without interest, equal to the product of (i) the total number of Common Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of the Per Share Merger Consideration over the exercise price per share of such Company Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less the amount of any withholding required under applicable tax Laws.

(b) Restricted Stock Units. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each outstanding Company RSU outstanding immediately prior to the Effective Time shall be cancelled and the holder thereof shall be entitled to receive, as soon as reasonably practicable after the Effective Time (but in no event later than three Business Days after the Effective Time), from the Surviving Corporation an amount of cash, without interest, equal to the Per Share Merger Consideration, less the amount of any withholding required under applicable tax Laws.

(c) Employee Stock Purchase Plan.

(i) Prior to the Effective Time, the Company shall take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to: (A) cause the ending date of the then current Offering (as such term is defined in the ESPP) to occur on or before the earliest to occur of (1) the regular Purchase Date (as such term is defined in the ESPP) of the current Offering, or (2) last trading day prior to the Effective Time (such date, the “Final Purchase Date”); (B) cause all then existing Offerings under the ESPP to terminate immediately following the purchase on the Final Purchase Date; (C) suspend all future Offerings that would otherwise commence under the ESPP following the Final Purchase Date; and (D) cease all further payroll deductions under the ESPP effective as of the Final Purchase Date.

(ii) On the Final Purchase Date, the Company shall apply the funds credited as of such date under the ESPP within each participant’s payroll withholding account to the purchase of whole Common Shares in accordance with the terms of the ESPP, which shares shall be treated in the manner described in Section 4.1.

(iii) Promptly after the date hereof, the Company shall provide notice (in a form reasonably satisfactory to Parent) to each participant in the ESPP describing the treatment of purchase rights under the ESPP in accordance with this Section 4.3(c).

(d) Corporate Actions. Prior to the Effective Time, the Board of Directors of the Company (or the appropriate committee thereof) shall take or cause to be taken all actions necessary to effectuate the provisions of Sections 4.3(a) and 4.3(b) to the extent such treatment is not expressly provided for by the terms of the applicable Stock Plans and related award agreements, including, without limitation, the adoption of any necessary amendments to the Stock Plans. Furthermore, the Company shall provide notice (subject to reasonable review by Parent) promptly after the date hereof to each holder of Company Options and Company RSUs describing the treatment of such Company Options and Company RSUs in connection with the Merger and under this Section 4.3, including any accelerated vesting of such awards and the opportunity to exercise vested Company Options prior to the Effective Time.

4.4 Adjustments to Prevent Dilution. In the event that the Company changes the number of Common Shares or securities convertible or exchangeable into or exercisable for Common Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration.

4.5 No Liability. To the fullest extent permitted by applicable Law, none of Merger Sub, the Company, the Surviving Corporation or the Paying Agent will be liable to any stockholders of the Company or other person in respect of any cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund remaining unclaimed by stockholders of the Company as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Parent free and clear of any claims or interest of any Person previously entitled thereto.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Company. Except as set forth in (i) the Company Reports filed with the SEC after August 31, 2010 and prior to the date hereof to the extent that the relevance of such disclosures to a particular representation and warranty is reasonably apparent on the face of such disclosure (excluding any Excluded Disclosures; provided that nothing in the Company Reports shall be deemed to modify or qualify the representation set forth in Section 5.1(b)) or (ii) the corresponding sections or subsections of the Company Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction (other than the jurisdiction of its organization) where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where any such failure to be so organized, validly existing, qualified, in good standing or to have such power or authority is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company’s and its Subsidiaries’ certificates of incorporation and bylaws or comparable organizational and governing documents, each as amended to the date of this Agreement, and each as so made available is in full force and effect on the date of this Agreement.

(b) Capital Structure. The authorized capital stock of the Company consists of 20,000,000 Common Shares and 5,000,000 Preferred Shares, of which 11,307,656 Common Shares and no Preferred Shares were outstanding as of the close of business on April 12, 2012. All of the outstanding Common Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of April 12, 2012, other than 1,547,216 Common Shares reserved for issuance under the Stock Plans and 23,905 Common Shares reserved under the ESPP, the Company has no Common Shares reserved for issuance. 250,000 shares of the Company’s Series A Junior Participating Preferred Stock are reserved for issuance pursuant to the Company Rights Agreement. Section 5.1(b)(i) of the Company Disclosure Letter contains a correct and complete list as of the date of this Agreement of outstanding Company Options and outstanding Company RSUs, including for each award (as applicable) the holder, type of award, number of underlying Common Shares, applicable Stock Plan and exercise price. Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any Lien, except as set forth in Section 5.1(b)(ii) of the Company Disclosure Letter and except for such transfer restrictions of general applicability as may be provided under the Securities Act and other applicable securities Laws. Except as set forth above or the rights issued pursuant to the Company Rights Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Common Shares in accordance with the terms of the Stock Plans, such Common Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(c) Corporate Authority; Approval and Fairness.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to, assuming the representations and warranties of Parent and Merger Sub set forth in Section 5.2 are true and correct, adoption of this Agreement by the holders of a majority of the outstanding Common Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Company Requisite Vote”), to perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(ii) As of the date hereof, the Board of Directors of the Company has, by resolutions duly adopted at a meeting duly called and held, which resolutions have not been rescinded, modified or withdrawn as of the time of the execution and delivery of this Agreement, by unanimous vote of those directors present, (A) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby, and has resolved, subject to Section 6.2 and Section 6.4, to recommend adoption of this Agreement to the holders of Common Shares (the “Company Recommendation”), and (B) directed that this Agreement be submitted to the holders of Common Shares for their adoption at a stockholders’ meeting duly called and held for such purpose.

(iii) The Special Committee of the Board of Directors of the Company has received the opinion of Duff & Phelps, LLC, dated as of the date hereof, that, as of such date, and subject to the limitations, qualifications and assumptions set forth therein, the Per Share Merger Consideration to be received in the Merger by the holders of Common Shares (other than Parent, Merger Sub and their respective Affiliates) is fair, from a financial point of view, to such holders (without giving effect to any impact of the Merger on any particular such holder other than in such holder’s capacity as a stockholder of the Company). It is agreed and understood that such opinion is for the benefit of the Special Committee of the Board of Directors of the Company and may not be relied on by Parent, Merger Sub or their respective Affiliates. An executed copy of such opinion will be provided to Parent and Merger Sub promptly after execution of this Agreement for informational purposes only.

(iv) Assuming the representations and warranties of Parent and Merger Sub set forth in Section 5.2 are true and correct, the Company Requisite Vote is the only vote of the Common Shares necessary to adopt this Agreement.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) Except for (A) the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder or of any state securities or “blue sky” Laws; (B) the applicable requirements of the NASDAQ Stock Market; (C) the filing with the Secretary of State of the State of Delaware of the Delaware Certificate of Merger as required by the DGCL; and (D) the applicable requirements of antitrust, competition or other similar Laws of jurisdictions other than the United States, if any, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Company or the comparable governing documents of any of the Company’s Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to, any Material Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties are bound or (C) assuming compliance with the matters referred to in Section 5.1(d)(i), a violation of any Law to which the Company or any of its Subsidiaries is subject, except (1) in the case of clause (B) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect and (2) in the case of clause (C) above, for any such violation of Law that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.

(e) Company Reports; Financial Statements.

(i) Since August 31, 2009 (the “Applicable Date”), the Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act (such forms, statements, certifications, reports and documents, including any amendments thereto, whether filed or furnished before or after the date hereof, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder and any other Laws applicable to the Company Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not, and any Company Reports filed or furnished with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company Reports.

(ii) Since the Applicable Date, subject to any applicable grace periods, the Company has been and is in compliance in all material respects with the applicable provisions of (A) the Sarbanes-Oxley Act, (B) the applicable listing and corporate governance rules and regulations of the NASDAQ Stock Market, (C) the Exchange Act and the rules and regulations promulgated thereunder and (D) the Securities Act and the rules and regulations promulgated thereunder.

(iii) Since the Applicable Date, each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of Company Reports filed after the date hereof, will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of stockholders’ equity, operations and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects, or in the case of Company Reports filed after the date hereof, will fairly present in all material respects, the financial position, results of operations and cash flows, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and year-end adjustments), in each case in accordance with GAAP as in effect on the date of such balance sheet or statement, except as may be noted therein.

(iv) The Company maintains disclosure controls and procedures required by (and as defined in) Rule 13a-15 or 15d-15, as applicable, under the Exchange Act. Such disclosure controls and procedures are effective to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, the Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of Directors of the Company (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15, as applicable, of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud or, to the Knowledge of the Company, any allegation of fraud that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(f) Absence of Certain Changes. Since August 31, 2011 through the date of this Agreement, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects only in accordance with the ordinary course of such businesses, consistent with past practices, except in connection with this Agreement and the transactions contemplated herein, and (ii) have not taken any action that, if taken after the date of this Agreement, would require Parent’s consent under Section 6.1(b) of this Agreement. Since August 31, 2011 through the date of this Agreement, there has not occurred any Company Material Adverse Effect or any changes, events or occurrences that, individually or in the aggregate, have had or are reasonably likely to have a Company Material Adverse Effect.

(g) Litigation and Liabilities.

(i) Since the Applicable Date, there have not been and currently there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its

Subsidiaries, which individually or in the aggregate, are reasonably likely to have a Company Material Adverse Effect or, except for any Stockholder Litigation, prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.

(ii) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity specifically imposed upon the Company or any of its Subsidiaries which, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect or, except for any preliminary injunction or temporary restraining order arising out of any Stockholder Litigation, prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.

(iii) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected or reserved against on a condensed consolidated statement of financial position of the Company prepared in accordance with GAAP or the notes thereto, other than liabilities and obligations (A) set forth or as reflected or reserved against in the Company’s consolidated balance sheets, or in the notes thereto, included in the Company Reports filed prior to the date of this Agreement, (B) incurred in the ordinary course of business since August 31, 2011, (C) arising or incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement, (D) incurred after the date hereof not in violation of this Agreement or (E) that are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(h)	Employee Benefits.

(i) Section 5.1(h)(i) of the Company Disclosure Letter sets forth each Benefit Plan currently or previously adopted, maintained, sponsored in whole or in part, or contributed to by the Company or any of its Subsidiaries, and under which the Company has any obligation or liability, contingent or otherwise. True and complete copies of all Benefit Plans listed on Section 5.1(h)(i) of the Company Disclosure Letter have been provided to Parent, including, as applicable, (A) all plan documents, trust agreements or other funding arrangements for such Benefit Plan (including insurance contracts), and all amendments thereto; (B) the most recently prepared annual report or return, actuarial report or financial statement, (C) the most recent summary plan description, and all material modifications thereto, (D) copies of any material written correspondence with a Governmental Entity regarding audits or noncompliance with applicable Law with respect to any Benefit Plan during the preceding 6 years, (E) the most recent determination letter issued by the Internal Revenue Service with respect to any Benefit Plan and (F) copies of any filings within the past three years with the Internal Revenue Service or with the Company’s internal records under Revenue Procedure 2008-50 or its predecessor revenue procedures and any filings within the past three years with the Department of Labor under its Voluntary Fiduciary Compliance Program (or predecessor program).

(ii) Each Benefit Plan has been maintained in material compliance with its terms, ERISA, the Code and any other applicable Laws. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a current favorable determination letter from the IRS (covering all amendments to the Benefit Plan) and, to the Knowledge of the Company, no circumstances exist as of the date hereof that could reasonably result in the loss of the qualification of such Benefit Plan under Section 401(a) of the Code. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Benefit Plan that could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material to the Company. All contributions due from the Company with respect to each Benefit Plan have been timely made.

(iii) Neither the Company, any of its Subsidiaries nor any other entity that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414 of the Code or Section 4001 of ERISA (each, a “Company ERISA Affiliate”) maintains or contributes or has, within the preceding 6 years, maintained or contributed to a Benefit Plan that is subject to Title IV of ERISA or Sections 412 or 430 of the Code (collectively, a “Pension Plan”).

(iv) The Company, its Subsidiaries and each Company ERISA Affiliate do not have, and have not, within the preceding 6 years had, any obligation to contribute to any plan within the meaning of ERISA Sections 3(37) and 4001(a)(3). The Company, its Subsidiaries and each Company ERISA Affiliate do not and have not, within the preceding 6 years, maintained or sponsored a plan sponsored by more than one employer within the meaning of ERISA Sections 4063 or 4063 or Code Section 413(c).

(v) There is no (and during the past two years there has been no) material proceeding, claim or suit pending or, to the Knowledge of the Company, threatened relating to the Benefit Plans, other than routine claims for benefits. None of the Benefit Plans provides for medical, life or death benefits beyond termination of service or retirement, other than pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, any similar state or local Law or any foreign Law.

(vi) Except as described in Section 5.1(h)(vi) of the Company Disclosure Letter, neither the execution of this Agreement, the adoption of this Agreement by holders of Common Shares constituting the Company Requisite Vote nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A) entitle any employee, officer, director or individual consultant of the Company or any Subsidiary of the Company to severance pay (other than severance pay required by any Law) or any increase in severance pay upon any termination of employment, (B) except as required by any Law, result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or benefit to any employee, officer, director or individual consultant of the Company or any Subsidiary of the Company or result in any limitation on the right of the Company or any Subsidiary of the Company to amend, merge, terminate or receive a reversion of assets from any Benefit Plan, or (C) accelerate the time of payment or vesting or exercisability, or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans. Without limiting the generality of the foregoing, no amount that has been or could be received (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event), by any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or otherwise. All Company Options can be cancelled by their terms in accordance with Section 4.3(a), and all outstanding Company RSUs can be cancelled by their terms in accordance with Section 4.3(b).

(vii) Section 5.1(h)(vii) of the Company Disclosure Letter sets forth each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) (a “Deferred Compensation Plan”). Each Deferred Compensation Plan has been maintained in material compliance with the applicable provisions of Code Section 409A and the Treasury Regulations and other official guidance issued thereunder. Neither the Company nor any of its Subsidiaries have (A) been required to report to any Governmental Entity any corrections made or taxes due as a result of a failure to comply with Section 409A and (B) any indemnity or gross-up obligation for any taxes or interest imposed or accelerated under Code Section 409A.

(i)	Compliance with Laws; Licenses.

(i) The Company and its Subsidiaries are not conducting their businesses and, since the Applicable Date, have not conducted their businesses, in material violation of any Laws. Since the Applicable Date, there have not been any causes of action, charges or claims against the Company alleging that the Company is in material violation of any Law. Except with respect to regulatory matters covered by Section 6.5, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has the Company or any of its Subsidiaries received written notice from any Governmental Entity stating an intention of such Governmental Entity to conduct the same, except for those the outcome of which are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has obtained and is in material compliance with all material Licenses necessary to conduct its business as presently conducted.

(ii) The Company and its Subsidiaries carry on and conduct, and have carried on and conducted at all times during the past five years, their respective businesses in compliance with U.S. Laws governing international business activities, including export control laws, trade and economic sanctions, and the Foreign Corrupt Practices Act, except for violations that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. To the Knowledge of the Company and as of the date of this Agreement, neither the Company nor any of its Subsidiaries is currently or has been within the past five years the target of any inquiry, investigation, settlement, plea agreement or enforcement action by a U.S. Governmental Entity involving an alleged or suspected violation of U.S. Laws governing international business activities, including export control laws, trade and economic sanctions, and the Foreign Corrupt Practices Act, except for such inquiries, investigations, settlements, plea agreements or enforcement actions that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

(j)	Takeover Statutes; Rights Plan.

(i) No “fair price,” “moratorium,” “control share acquisition,” “interested stockholder,” “business combination” or other similar anti-takeover statute or regulation enacted under state or federal Laws in the United States (with the exception of Section 203 of the DGCL) (each, a “Takeover Statute”) is applicable to the Company, the Common Shares, the Merger or the other transactions contemplated by this Agreement.

(ii) The Company has amended the Company Rights Agreement to provide that (a) neither Parent nor Merger Sub nor any of their respective Affiliates shall be deemed to be an Acquiring Person (as such term is defined in the Company Rights Agreement), and, as of the date hereof, such amendment does not so exclude any other Person, (b) neither a Distribution Date nor a Shares Acquisition Date (as each such term is defined in the Company Rights Agreement) shall be deemed to have occurred, and the Rights will not detach from the Common Shares or become nonredeemable, as a result of the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereto and (c) the Rights shall terminate immediately prior to the Effective Time.

(k)	Environmental Matters.

(i) Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect: (A) the Company and its Subsidiaries are in compliance with applicable Environmental Laws; (B) the Company and its Subsidiaries possess all Licenses required under applicable Environmental Laws for the operation of the business as presently conducted; (C) neither the Company nor any Subsidiary has received from any Governmental Entity or any other Person any written inquiries, reports, demands, claims, notices of violation or citations concerning any violation or alleged violation of, or liability or alleged liability under, any applicable Environmental Law during the two years preceding the date hereof; and (D) there are no citations, liens, covenants, assessments, writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits or proceedings pending or, to the Knowledge of the Company, threatened, concerning compliance by the Company or any Subsidiary with, or liability of the Company or any Subsidiary under, any Environmental Law.

(ii) Notwithstanding any other representation or warranty in Section 5.1 of this Agreement, the representations and warranties contained in this Section 5.1(k) constitute the sole representations and warranties of the Company relating to any Environmental Law.

(l)	Taxes.

(i) All material Tax Returns required to have been filed by the Company and each of its Subsidiaries have been timely filed, and each such Tax Return reflects the Company’s or such Subsidiary’s liability for Taxes and is otherwise complete and accurate in all material respects. All material amounts of Taxes due and payable by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid, except for Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in their financial statements in accordance with GAAP. The Company and each of its Subsidiaries has made adequate provision in their financial statements in accordance with GAAP for payment of all material amounts of Taxes that are not yet due and payable.

(ii) There is no material audit, examination, investigation or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries in respect of any Taxes. There are no material Liens on any of the material assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable or contested in good faith by appropriate proceedings and adequately reserved for in the latest audited financial statements included in the Company Reports.

(iii) The Company and each of its Subsidiaries has withheld and paid all material amounts of Taxes required to have been withheld and paid in connection with amounts paid or owing to any third party.

(iv) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of a material amount of Taxes or agreed to any extension of time with respect to a material amount of Tax assessment or deficiency.

(v) Neither the Company nor any of its Subsidiaries (A) is a party to any Tax allocation or sharing agreement or any material Tax indemnity agreement (other than any commercial Contracts entered in the ordinary course of business that do not relate primarily to Taxes), (B) has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period immediately prior to the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law), (C) is or has been a member of an affiliated group (other than a group the common parent of which is or was the Company) filing an affiliated, consolidated, combined or unitary Tax return, (D) has any material liability for the Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or by Contract (other than customary Tax indemnifications contained in commercial agreements the primary purpose of which does not relate to Taxes), (E) will be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as a result of (1) a change in method of accounting occurring prior to the Closing Date, (2) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (3) a prepaid amount received, or paid, prior to the Closing Date or (4) deferred gains arising prior to the Closing Date, (F) has engaged in any listed transaction described in Treasury Regulation § 1.6011-4(b)(2) or (G) has received written notice from a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns claiming that the Company or any such Subsidiary is or may be subject to taxation by that jurisdiction (except for any claims that would not reasonably be expected to be material).

(m)	Labor Matters.

(i) Neither the Company nor any of its Subsidiaries is (A) a party to or otherwise bound by any union agreement, collective bargaining agreement, work rules or other practices agreed to, or other Contract, with a labor union, labor organization, employee organization or works council, or (B) as of the date of this Agreement, engaged in any negotiation with any labor union, labor organization, employee organization or works council. Neither the Company nor any of its Subsidiaries is the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union, labor organization, employee organization or works council. There is no pending or, to the Knowledge of the Company, threatened, nor has there been since the Applicable Date, any labor strike, organized dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries. Since the Applicable Date, to the Knowledge of the Company, there have been no activities or proceedings of any labor union to organize any of the employees of the Company or any of its Subsidiaries.

(ii) The number of all employees of the Company and its Subsidiaries (the “Current Employees”) who are employed as of April 9, 2012 has been provided to Parent. Schedule 5.1(m)(ii) of the Company Disclosure Letter sets forth all employment contracts or offer letters with Current Employees that are not terminable upon 60 days notice or less without penalty or the obligation to pay severance or termination pay, other than severance or termination pay required by any Law and, except as set forth on Schedule 5.1(m)(ii) of the Company Disclosure Letter, the employment of all other Current Employees and the relationship with each independent contractor for personal services of the Company is terminable at will by the Company without penalty or the obligation to pay severance or termination pay, other than severance or termination pay required by any Law.

(n)	Intellectual Property.

(i) The Company and its Subsidiaries have sufficient rights to use all material Intellectual Property used in their business as conducted on the date hereof. All material Intellectual Property used by the Company and its Subsidiaries is either (a) owned directly or indirectly by the Company and its Subsidiaries, (b) in the public domain, or (c) validly used by the Company and its Subsidiaries pursuant to a license or other right granted by a third party owning or having the right to grant use of such Intellectual Property. No unresolved written claim has been asserted or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries concerning the ownership, validity, registerability, enforceability, infringement, misappropriation, violation, use or licensed right to use any Intellectual Property which is reasonably likely to result in a Company Material Adverse Effect. None of the Intellectual Property owned by the Company that is material to the Company’s business is being licensed, enforced, or otherwise used in a manner that would result in the abandonment, cancellation, or unenforceability of such Intellectual Property. To the Knowledge of the

Company, no person is infringing upon or otherwise violating any Intellectual Property owned by the Company except as would not be reasonably likely to result in a Company Material Adverse Effect. The conduct of the business of the Company and its Subsidiaries does not infringe upon or otherwise violate, and within the applicable statute of limitations periods has not infringed upon or otherwise violated, any Intellectual Property owned by a third party, except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. To the extent the Company has incorporated any “open source” or “copyleft” software into any software, product or any components thereof developed by or on behalf of the Company, the Company is in material compliance with the terms of any applicable “open” or “public source” licenses, any such licenses are listed on Section 5.1(n)(i) of the Company Disclosure Letter. Except to the extent set forth on Section 5.1(n)(i) of the Company Disclosure Letter, the Company is not required (and, even if it distributed its software, would not be required) under any such license to (x) make or permit any disclosure or to make available any source code for such software, product or any components thereof or (y) distribute or make available any such software or Intellectual Property (or to permit any such distribution or availability).

(ii) Section 5.1(n)(ii)(A) of the Company Disclosure Letter lists all material Trademarks, Copyrights and Patents owned by the Company or its Subsidiaries as of the date hereof that are currently registered with or subject to a pending application for registration before any Governmental Entity or internet domain name registrar. Except to the extent set forth on Section 5.1(n)(ii)(A) of the Company Disclosure Letter and to the extent registered, such items are owned exclusively by the Company or its Subsidiaries free and clear of any Liens (other than Permitted Liens), are subsisting and are valid and enforceable, in each case except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Section 5.1(n)(ii)(B) of the Company Disclosure Letter lists all material Trademarks, Copyrights and Patents licensed by the Company or its Subsidiaries from a third party as of the date hereof that, to the Knowledge of the Company, are currently registered with or subject to a pending application for registration before any Governmental Entity or internet domain name registrar.

(iii) The Company and its Subsidiaries have used efforts reasonable under the circumstances to maintain the secrecy of their Trade Secrets and other confidential information. Without limiting the generality of the foregoing, each person presently employed by the Company or any of its Subsidiaries (or employed by the Company during the 60 months prior to the date of this Agreement) who has or had access to confidential or proprietary information or any Trade Secret has executed a confidentiality and nondisclosure agreement. Furthermore, each of the Company’s current and former employees, officers, consultants, independent contractors or other third party service providers that has materially contributed to the development of the Company’s material Intellectual Property has executed a confidentiality agreement in substantially the form(s) attached to Section 5.1(n)(iii) of the Company Disclosure Letter or similar form of technology assignment.

(o) Insurance. All material fire and casualty, general liability, business interruption, product liability, sprinkler and water damage and other material insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) are in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. The Insurance Policies are of the type and in the amounts customary and adequate for the Company’s business.

(p)	Real Property.

(i) The Company or its applicable Subsidiary has good and valid, fee simple title to each parcel of Owned Real Property, free and clear of all Encumbrances. Section 5.1(p)(i) of the Company Disclosure Letter contains a true and complete list of all Owned Real Property as of the date hereof.

(ii) The Company or its applicable Subsidiary holds good and valid leasehold interests in the Leased Real Property. Section 5.1(p)(ii) of the Company Disclosure Letter contains a true and complete list of all Leased Real Property. Each Contract of the Company or its applicable Subsidiary for the Leased Real Property (a “Lease”) is valid and binding on the Company and each of its Subsidiaries that is a party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect. There is no default under any Lease by the Company or any of its Subsidiaries that is a party thereto, and no event has occurred that with notice or lapse of time or both would constitute a default thereunder by the Company or any of its Subsidiaries that is a party thereto, except in each case as, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect. Complete and correct copies of each Lease have been provided to Parent prior to the date hereof.

(iii) Neither the Company nor its applicable Subsidiary has received written notice of any pending or threatened condemnations, planned public improvements, annexation, special assessments, zoning or subdivision changes, or other materially adverse claims affecting the Owned Real Property or the Leased Real Property, except for those notices that, individually or in the aggregate, have not had and are not reasonably expected to have a Company Material Adverse Effect.

(iv) Neither the Company nor its applicable Subsidiary has received a written notice of any current violation with respect to any licenses, permits or approval required for the occupancy and operation of the Owned Real Property and the Leased Real Property as presently being used, except for those notices that, individually or in the aggregate, have not had and are not reasonably expected to have a Company Material Adverse Effect.

(v) There is no material default by the Company or its applicable Subsidiary or, to the Knowledge of the Company, any other party thereto, under any Encumbrances, except in each case as, individually or in the aggregate, have not had and are not reasonably expected to have a Company Material Adverse Effect.

(vi) For purposes of this Section 5.1(p) only, “Encumbrance” means any mortgage, lien, pledge, charge, security interest, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset but specifically excludes (A) specified encumbrances described in Section 5.1(p)(vi) of the Company Disclosure Letter; (B) encumbrances for current Taxes or other governmental charges not yet due and payable or being contested in good faith by appropriate proceedings; (C) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of Company, or the validity or amount of which is being contested in good faith by appropriate proceedings; (D) any and all encumbrances and all zoning, building and land use laws that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Owned Real Property or Leased Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted; (E) easements, rights of way or other similar matters or restrictions or exclusions which are shown on the title report provided to Parent prior to the date hereof; and (F) any condition or other matter, if any, that are shown or disclosed on the survey.

(q)	Contracts.

(i) Except for those Contracts that (x) have expired as of the date of this Agreement or (y) are disclosed in Section 5.1(q) of the Company Disclosure Letter, and other than this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by any Contract as of the date of this Agreement:

(A) containing covenants of the Company or any of its Subsidiaries purporting to limit in any material respect any line of business, industry or geographical area in which the Company or its Subsidiaries may operate or granting material exclusive rights to the counterparty thereto;

(B) with any Affiliate or that would be required to be disclosed by Section 404(a) of Regulation S-K under the Exchange Act;

(C) providing for indemnification by the Company or any of its Subsidiaries of any Person, except for (1) any such Contract that is (x) not material to the Company or any of its Subsidiaries and (y) entered into in the ordinary course of business and (2) any indemnification or advancement obligations set forth in the certificate of incorporation, bylaws or comparable organizational documents of the Company and its Subsidiaries;

(D) that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries is required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $25,000, other than in the ordinary course of business;

(E) containing any standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of another Person, except for any such Contract that is a confidentiality, non-disclosure or similar type of agreement entered into in the ordinary course of business or in connection with the potential sale of the Company;

(F) other than with respect to any partnership that is wholly owned by the Company or any wholly owned Subsidiary of the Company, any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries or in which the Company owns more than a 15% voting or economic interest, or any interest valued at more than $10,000 without regard to percentage voting or economic interest;

(G) relating to or evidencing Indebtedness in excess of $25,000 individually;

(H) relates to any hedging arrangement;

(I) that grants any rights of first refusal, rights of first negotiation or other similar rights to any Person with respect to the sale of any material business of the Company and its Subsidiaries, taken as a whole, or of any Subsidiary of the Company;

(J) (i) entered into after January 1, 2010, and not yet consummated, for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any Person for aggregate consideration under such Contract in excess of $15,000 individually, or $50,000 in the aggregate, other than purchases of inventory or similar assets in the ordinary course of business, or (ii) for any acquisition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any Person, pursuant to which the Company or any of its Subsidiaries has continuing “earn out” or other similar contingent payment obligations (but excluding indemnification obligations with respect to any retained liabilities or breaches of representations, warranties or covenants);

(K) that is (i) an agreement pursuant to which the Company or any of its Subsidiaries licenses or is otherwise permitted by a third party to use any material Intellectual Property (other than any “shrink wrap,” “commercially available off-the-shelf software package,” “click wrap,” or “click-through” license), or (ii) an agreement pursuant to which a third party licenses or is otherwise permitted to use any material Intellectual Property owned by the Company or any of its Subsidiaries, in each case of clauses (i) and (ii) where such agreement is material to the business of the Company and its Subsidiaries, taken as a whole;

(L) with any customer of the Company or any Subsidiary or any other Person pursuant to which the Company and its Subsidiaries reasonably expect to receive aggregate payments in excess of $200,000 in calendar year 2012, other than purchase orders issued in the ordinary course;

(M) with any supplier of the Company or any Subsidiary or any other Person pursuant to which the Company and its Subsidiaries reasonably expect to make aggregate payments in excess of $200,000 in calendar year 2012, other than purchase orders issued in the ordinary course;

(N) that is a mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien, other than a Permitted Lien, on any material property or asset of the Company or any Subsidiary thereof; or

(O) that (i) contains most favored customer pricing provisions with any third party or (ii) grants any exclusive rights, rights of first refusal, rights of first negotiation or similar rights to any Person.

(each such Contract described in clauses (A) through (O) and any Contract required to be filed by the Company with the SEC pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act is referred to herein as a “Material Contract”).

(ii) Each of the Material Contracts is valid and binding on the Company and each of its Subsidiaries that is a party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect and subject to the Bankruptcy and Equity Exception. There is no default under any Material Contract by the Company or any of its Subsidiaries that is a party thereto, and no event has occurred that with notice or lapse of time or both would constitute a default thereunder by the Company or any of its Subsidiaries that is a party thereto, except in each case as, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect. Complete and correct copies of each Material Contract have been made available to Parent prior to the date hereof, except for any Contracts (x) where the terms thereof prohibit their disclosure to any third party or (y) that have expired as of the date hereof.

(r) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has employed PMIB, LLC and Duff & Phelps, LLC as its financial advisors, for which services PMIB, LLC and Duff & Phelps, LLC shall be paid the fees set forth on Section 5.1(r) of the Company Disclosure Letter.

(s) Business Relationships. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has a customer or supplier relationship with or is a party to any Contract with any person or entity that is (i) on the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”) list of specially designated nationals and blocked persons (“SDN List”), (ii) owned or controlled or acting on behalf of a Person on the SDN List; (iii) otherwise the target of economic sanctions administered by OFAC; or (iv) owned or controlled by, or acting on behalf of, a Person that is otherwise the target of economic sanctions administered by OFAC, in each case to the extent prohibited by Law.

5.2 Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub each hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction (other than the jurisdiction of its organization) where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so organized, validly existing, qualified, in good standing or to have such power or authority is not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Parent has made available to the Company complete and correct copies of the certificate of incorporation and bylaws or comparable organizational and governing documents of each of Parent and Merger Sub, each as amended on the date of this Agreement, and each as so made available is in full force and effect on the date of this Agreement.

(b) Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve this Agreement, the Merger or the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement (other than adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which adoption will occur immediately following the execution of this Agreement pursuant to Section 6.13) and to consummate the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)	Governmental Filings; No Violations; Etc.

(i) Except for (A) the filing with the Secretary of State of the State of Delaware of the Delaware Certificate of Merger as required by the DGCL, and (B) the applicable requirements of any antitrust, competition or other similar Laws of jurisdictions other than the United States, if any, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger

Sub of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation, bylaws or comparable governing documents of Parent or any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets, of Parent or any of its Subsidiaries pursuant to, any Contracts to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or its or any of their respective properties are bound; or (C) a violation of any Laws to which Parent or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that is not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

(d) Litigation. As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as are not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

(e) Capitalization. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, of which 100 shares are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and as of immediately prior to the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent, free and clear of all Liens. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and necessary to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement.

(f) Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability.

(g) Ownership of Common Shares. Neither Parent nor Merger Sub nor any of their “affiliates” or “associates” is, and at no time during the last three years has been, an “interested stockholder” of the Company, as such quoted terms are defined in Section 203 of the DGCL.

(h) Sufficient Funds. Parent has and, on the Closing Date, will have sufficient funds on hand to consummate the Merger, fund the Exchange Fund, pay the amounts payable to holders of Company Options and Company RSUs pursuant to the terms of this Agreement and otherwise perform its obligations hereunder.

(i) No Other Company Representations or Warranties. Except for the representations and warranties set forth in Section 5.1, Parent and Merger Sub hereby acknowledge and agree that neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty, whether written or oral, with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent or Merger Sub. Neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any other Person, or the use by Parent, Merger Sub or any other Person, of any such information provided or made available to them by the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or any other Person in certain “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of any of the transactions contemplated by this Agreement.

ARTICLE VI

COVENANTS

6.1	Interim Operations.

(a) Except as (x) required by applicable Law, (y) otherwise expressly contemplated or expressly required by this Agreement or (z) otherwise set forth in Section 6.1 of the Company Disclosure Letter, the Company covenants and agrees that, after the date hereof and prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, (i) conduct their business (A) in the ordinary course and (B) in compliance in all material respects with all applicable Laws and all Material Contracts, and (ii) use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, landlords, creditors, licensors, licensees, officers, employees and business associates.

(b) Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Effective Time, except as (A) required by applicable Law, (B) otherwise expressly contemplated or expressly required by this Agreement, (C) Parent may approve in writing (such approval not to be unreasonably withheld, delayed or conditioned) or (D) set forth in Section 6.1(b) of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(i) adopt any change in its certificate of incorporation or bylaws or other applicable governing instruments;

(ii) merge or consolidate with any other Person or restructure, reorganize or completely or partially liquidate the Company or any of its Subsidiaries;

(iii) acquire by merger, consolidation, acquisition of stock or assets (or otherwise) any corporation, partnership or other business organization or any property or assets other than the purchase of assets in the ordinary course of business;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guaranty or encumbrance of, any shares of capital stock of the Company or any its Subsidiaries (other than the issuance of Common Shares upon the exercise of Company Options, the vesting of Company RSUs or pursuant to the ESPP), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v) make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) in excess of $25,000 in the aggregate, other than (A) lines of credit extended to the Company’s customers in the ordinary course of business consistent with past practices, (B) advancements of legal fees, costs and expenses to the Company’s or its Subsidiaries’ directors and officers pursuant to Existing Indemnification Obligations and (C) advances to employees in the ordinary course of business for travel and other out-of-pocket expenses;

(vi) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

(vii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the acquisition of any Common Shares tendered by current or former employees or directors in order to pay Taxes in connection with the exercise of Company Options or the vesting of Company RSUs);

(viii) prepay or incur any indebtedness for borrowed money or guarantee such indebtedness of another Person (other than a wholly owned Subsidiary of the Company), or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for indebtedness for borrowed money under the Company Credit Agreements in the ordinary course of business consistent with past practices;

(ix) except as set forth in the current capital forecast set forth in Section 6.1(b)(ix) of the Company Disclosure Letter, make or authorize any capital expenditures in excess of $50,000 in the aggregate;

(x) make any material changes with respect to any method of Tax or financial accounting policies or procedures, except as required by changes in GAAP or Law or by a Governmental Entity;

(xi) other than in the ordinary course of business and subject to Section 6.15, settle or compromise any litigation, audit, claim or action against the Company or any of its Subsidiaries in excess of $15,000 individually or in any matter that would materially interfere with the Company’s operations or business;

(xii) other than in the ordinary course of business or to the extent required by Law, make any material Tax election, file any material amended Tax Return, settle or compromise any material Tax liability, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(xiii) other than pursuant to existing obligations under any Contracts in effect as of the date hereof, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets, product lines or businesses of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, with a value in excess of $50,000 in the aggregate, except for (A) sales and non-exclusive licenses of products and services of the Company and its Subsidiaries in the ordinary course of business, (B) transfers among the Company and its wholly owned Subsidiaries, (C) any pledges of assets required by the Company Credit Agreements and (D) dispositions to customers of obsolete or slow-moving inventory, equipment or other assets that are substantially reserved against in the Company’s financial statements filed in the Company Reports prior to the date hereof;

(xiv) except pursuant to existing obligations under any Contracts or Benefit Plans in effect as of the date hereof, (A) grant or provide any severance or termination payments or benefits to any director, consultant or employee of the Company or any of its Subsidiaries, except, in the case of employees who are not management-level employees, in the ordinary course of business consistent with past practices, (B) increase in any manner the compensation or bonus of, or make or amend in any respect any equity awards under any Benefit Plan to, or grant any bonuses to, any director, consultant or employee of the Company or any of its Subsidiaries, except, in the case of employees who are not management level employees of the Company in the ordinary course of business consistent with past practices, (C) establish, adopt, terminate or amend any Benefit Plan (other than as may be required under Law or routine changes to welfare plans) or accelerate the vesting of any compensation for the benefit of any Person, or (D) establish, adopt, enter into or amend any collective bargaining agreement;

(xv) license any Intellectual Property other than in the ordinary course of business;

(xvi) (A) disclose any confidential information relating to any material Intellectual Property, except pursuant to the issuance of a patent or subject to a confidentiality agreement, or (B) allow any lapse or abandonment of any material Intellectual Property, or any registration or grant thereof, or any application related thereto to which, or under which, the Company or any Subsidiary has any ownership rights;

(xvii) enter into any arrangements relating to any royalty or similar payment based on the revenues, profits or sales volume of the Company or any Subsidiary, whether as part of the terms of the capital stock of the Company or any Subsidiary or by any separate agreement;

(xviii) enter into any transactions with any Affiliate of the Company (other than any of its Subsidiaries) other than the agreements and transactions expressly contemplated by this Agreement;

(xix) enter into any Material Contracts containing covenants of the Company or any of its Subsidiaries purporting to limit in any material respect any line of business, industry or geographical area in which the Company or its Subsidiaries may operate or granting material exclusive rights to the counterparty thereto;

(xx) take any action (or omit to take any action) if such action (or omission) would, or would be reasonably like to, result in any representation or warranty of the Company set forth in this Agreement becoming untrue; or

(xxi) agree, authorize or commit to do any of the foregoing.

(c) Neither Parent nor Merger Sub shall knowingly take or permit any of their Affiliates to take any action that is reasonably likely to prevent or delay the consummation of the Merger or result in any representation or warranty of Parent or Merger Sub set forth in this Agreement to become untrue.

(d) Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(e) Notwithstanding anything herein to the contrary, neither the Company nor any of its Subsidiaries shall be permitted to make or commit to make the payment set forth in Section 5.1(r) of the Company Disclosure Letter.

6.2	Acquisition Proposals.

(a) No Solicitation or Negotiation. Except as expressly permitted by this Section 6.2, the Company shall, and the Company shall instruct and cause its Subsidiaries to, and the Company shall instruct and use its best efforts to cause its Representatives to, on the date of this Agreement, immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, not (i) initiate, solicit or knowingly encourage any inquiries with respect to or the making of any proposal or offer that constitutes an Acquisition Proposal, (ii) engage in or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning the Company or its Subsidiaries to any Person relating to, any Acquisition Proposal, (iii) enter into any agreement or agreement in principle with respect to any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.2(b)), or (iv) otherwise knowingly facilitate any effort or attempt to make or solicit an Acquisition Proposal.

(b) Permitted Conduct. Notwithstanding anything in this Agreement to the contrary, at any time prior to, but not after, the Company Requisite Vote is obtained, if the Company receives a written Acquisition Proposal from any Person that did not result from a material breach of Section 6.2(a), the Company and its Representatives may contact such Person to clarify the terms and conditions thereof and, subject to compliance with this Section 6.2, (i) the Company and its Representatives may provide non-public information and data concerning the Company and its Subsidiaries in response to a request therefor by such Person if the Company receives from such Person an executed confidentiality agreement on customary terms with respect to confidentiality not more favorable to such Person than those contained in the Confidentiality Agreement, provided that the Company shall promptly (and in any event within 24 hours thereafter) make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that the Company made available to any Person given such access which was not previously made available to Parent or Merger Sub, (ii) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person and its Representatives and (iii) after having complied with Section 6.2(c), the Board of Directors of the Company or any committee thereof may authorize, adopt, approve, recommend or otherwise declare advisable or propose to authorize, adopt, approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal and terminate this Agreement in accordance with Section 8.3(a), if and only to the extent that, (x) prior to taking any action described in clause (i) or (ii) above, the Board of Directors of the Company or any committee thereof determines in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with the directors’

fiduciary duties under applicable Law; (y) in each such case referred to in clause (i) or (ii) above, the Board of Directors of the Company or any committee thereof has determined in good faith (after consultation with its outside legal counsel and financial advisor) that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and (z) in the case referred to in clause (iii) above, the Board of Directors of the Company or any committee thereof determines in good faith (after consultation with its outside legal counsel and financial advisor) that such Acquisition Proposal is a Superior Proposal.

(c) No Change in Recommendation or Alternative Acquisition Agreement. Except as set forth in this Section 6.2(c), Section 6.2(d), Section 8.3(a) or Section 8.3(c), the Board of Directors of the Company and each committee thereof shall not:

(i) (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation or (B) approve or recommend, or propose publicly to approve or recommend, or resolve to approve or recommend, any Acquisition Proposal (it being understood that the Board of Directors may take no position with respect to an Acquisition Proposal until the close of business as of the tenth Business Day after the commencement of such Acquisition Proposal pursuant to Rule 14d-2 under the Exchange Act without such action being considered an adverse action referred to in clause (A)); or

(ii) except as expressly permitted by Section 8.3(a), cause or permit the Company to enter into any letter of intent, acquisition agreement, merger agreement or similar definitive agreement (other than a confidentiality agreement referred to in Section 6.2(b)) relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”).

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Company Requisite Vote is obtained, the Board of Directors of the Company or any committee thereof may (1) withhold, withdraw, qualify or modify the Company Recommendation in any manner or (2) approve, recommend or otherwise declare advisable any Acquisition Proposal made after the date hereof that the Board of Directors of the Company or any committee thereof believes in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, provided that the Board of Directors of the Company or any committee thereof determines in good faith (after consultation with its outside legal counsel) that the failure to take the actions referred to in clauses (1) or (2), as the case may be, would reasonably be expected to be a violation of its fiduciary duties under applicable Law (any such action, a “Change of Recommendation”), and the Company may also terminate this Agreement pursuant to Section 8.3(a) or Section 8.3(c); provided, however, that the Company shall not effect a Change of Recommendation in connection with a Superior Proposal or take any action pursuant to Section 8.3(a) with respect to a Superior Proposal unless: (x) the Company notifies Parent in writing, at least 96 hours in advance of such Change of Recommendation, that the Board of Directors of the Company or any committee thereof intends to effect a Change of Recommendation in connection with such Superior Proposal and/or to take action pursuant to Section 8.3(a) with respect to such Superior Proposal, which notice shall specify the identity of the party who made such Superior Proposal and all of the material terms and conditions of such Superior Proposal and attach the most current version of any proposed definitive agreement relating thereto; (y) after providing such notice and prior to effecting such Change of Recommendation in connection with such Superior Proposal and/or taking any action pursuant to Section 8.3(a) with respect to such Superior Proposal, the Company shall negotiate in good faith with Parent during such 96 hour period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as would permit the Board of Directors of the Company or any committee thereof not to effect a Change of Recommendation in connection with such Superior Proposal and/or to take such action pursuant to Section 8.3(a) in response to such Superior Proposal; and (z) the Board of Directors of the Company or any committee thereof shall have considered in good faith any changes proposed by Parent to this Agreement and shall have determined in good faith that the Superior Proposal would continue to constitute a Superior Proposal if such changes offered in writing by Parent were to be given effect to this Agreement; provided that, for the avoidance of doubt, the Company shall not effect a Change of Recommendation in connection with a Superior Proposal or take any action pursuant to Section 8.3(a) with respect to a Superior Proposal prior to the time that is 96 hours after it has provided the written notice required by clause (x) above; provided further that in the event that the Acquisition Proposal is thereafter modified in any material respect by the party making such Acquisition Proposal, the Company shall notify Parent in writing of such modified Acquisition Proposal and shall again comply with this Section 6.2(c), except that the 96-hour period required by this Section 6.2(c) shall be reduced to 48 hours with respect to such modified Acquisition Proposal and any additional material modifications thereto.

(d) Certain Permitted Disclosure. Nothing contained in this Agreement shall be deemed to prohibit the Company or the Board of Directors of the Company or any committee thereof from (i) complying with its disclosure obligations under U.S. federal or state Law, including with regard to an Acquisition Proposal and taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders), or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the stockholders of the Company).

(e) Notice. From the date of this Agreement, the Company agrees that it will promptly (and, in any event, within 48 hours) notify Parent if (i) any proposals or offers with respect to an Acquisition Proposal are received by the Company or any of its Representatives, which notice shall indicate the identity of the Person making the proposal or offer and the material terms and conditions of such proposal or offer (including, if applicable, copies of any proposal or offer constituting Acquisition Proposals, including proposed agreements) and (ii) any non-public information is requested from, or any discussions or negotiations are sought to be initiated with, the Company or any of its Representatives, which notice shall indicate the identity of the Person seeking such information or discussions or negotiations, and in each case, thereafter shall keep Parent reasonably informed of the status of any such discussions or negotiations (including with respect to any material modifications of any such Acquisition Proposal and including, if applicable, copies of any written documentation reflecting such modification). The Company agrees that it and its Subsidiaries will not enter any confidentiality agreement subsequent to the date hereof which prohibits the Company from providing to Parent such material terms and conditions and other information.

6.3 Proxy Filings; Information Supplied. The Company shall prepare and file with the SEC, as promptly as practicable after the date hereof, a proxy statement in preliminary form relating to the Stockholders Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”). The Company shall use its reasonable best efforts to file the Proxy Statement in preliminary form with the SEC no later than 15 Business Days after the date hereof. The Company agrees that at the date of mailing to stockholders of the Company and at the time of the Stockholders Meeting, (i) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (ii) none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent and Merger Sub agree that none of the information supplied by either of them or any of their Affiliates for inclusion in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent a reasonable opportunity to review and comment on such document or response and shall consider in good faith any comments reasonably proposed by Parent.

6.4 Stockholders Meeting. Subject to fiduciary obligations of the Company’s Board of Directors or any committee thereof under applicable Law, the Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all reasonable action necessary to convene a meeting of Record Holders of Common Shares (the “Stockholders Meeting”) as promptly as practicable after the date of mailing of the Proxy Statement to consider and vote upon the adoption of this Agreement; provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Stockholders Meeting (i) with the consent of Parent; (ii) if as of the time for which the Stockholders Meeting is scheduled there are insufficient Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders Meeting; (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Board of Directors of the Company or any committee thereof has determined in good faith after consultation with its outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Stockholders Meeting; (iv) if required by Law; or (v) if the Company has provided a written notice to Parent and Merger Sub pursuant to Section 6.2(c) that it intends to make a Change of Recommendation in connection with a Superior Proposal or take action pursuant to Section 8.3(a) with respect to a Superior Proposal and the notice period contemplated by Section 6.2(c) with respect to such notice has not been reached. Subject to Section 6.2, the Board of Directors of the Company shall include the Company Recommendation in the Proxy Statement and shall take all reasonable lawful action to solicit proxies from the Company’s stockholders in favor of such adoption of this Agreement.

6.5	Filings; Other Actions; Notification.

(a) Proxy Statement. The Company shall promptly notify Parent of the receipt of all comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company, Parent and Merger Sub shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC. The Company shall cause the definitive Proxy Statement to be mailed promptly after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

(b) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company, Parent and Merger Sub shall cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, including under any applicable Antitrust Law. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, any filing made with, or written materials, notices or reports submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. Nothing in this Agreement shall require the Company or its Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon Closing.

(c) Information. Subject to applicable Laws, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Affiliates to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement, including under any applicable Antitrust Law.

(d) Status. Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other substantive communications received by Parent or the Company, as the case may be, or any of its Affiliates, from any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor Parent shall permit any of its Affiliates, officers or any other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Merger and the other transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(e)	Antitrust and Other Legal Matters.

(i) Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the other undertakings pursuant to this Section 6.5(e), each of the Company, Parent and Merger Sub agree to promptly make all filings required under any Antirust Law in connection with the consummation of the transactions contemplated by this Agreement, to respond as promptly as practicable to any inquiries or requests received from any Governmental Antitrust Entity and to provide any such Governmental Antitrust Entity such non-privileged information and documents as requested by any such Governmental Antitrust Entity or that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement. Each of the Company, Parent and Merger Sub shall (A) give the other party prompt notice of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Antitrust Entity with respect to any of the transactions contemplated by this Agreement, (B) keep the other party informed as to the status of any such Legal Proceeding or threat, and (C) promptly inform the other party of any material communication concerning Antitrust Laws to or from any Governmental Antitrust Entity regarding any of the transactions contemplated by this Agreement. Except as may be prohibited by any Governmental Antitrust Entity or by any Law, the Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion, or proposal made or submitted in connection with any Legal Proceeding under or relating to any Antitrust Law. Subject to the foregoing, Parent shall be principally responsible for and in control of the process of dealing with any Governmental Antitrust Entity concerning the effect of applicable Antitrust Laws on any of the transactions contemplated by this Agreement.

(ii) Each of the Company, Parent and Merger Sub agree to use its reasonable best efforts to avoid the entry or enactment of any permanent, preliminary or temporary injunction or other order, decree, decision, determination, judgment, investigation or Law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement.

(iii) In the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination, decree or Law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any proceeding, review or inquiry of any kind that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub agree to use its reasonable best efforts to take any and all steps (including the appeal thereof and the posting of a bond) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination, decree or enactment so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.

(iv) Notwithstanding anything in this Agreement to the contrary, in no event will Parent or Merger Sub be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture, to accept any operational restriction, or take any other action that, in the reasonable judgment of Parent or Merger Sub, could be expected to limit the right of Parent or Merger Sub to own or operate all or any portion of their respective businesses or assets. With regard to any Governmental Antitrust Entity, neither the Company nor any of its Subsidiaries (or any of their respective affiliates) shall, without Parent or Merger Sub’s prior written consent in Parent or Merger Sub’s sole discretion, discuss or commit to any divestiture transaction, or discuss or commit to alter their businesses or commercial practices in any way, or otherwise take or commit to take any action that limits Parent or Merger Sub’s freedom of action with respect to, or Parent or Merger Sub’s ability to retain any of the businesses, product lines or assets of, Parent or Merger Sub or otherwise receive the full benefits of this Agreement.

(f) Consents. The Company shall use its commercially reasonable efforts to obtain, at its sole cost and expense, prior to the Closing, all consents which, in the reasonable judgment of Parent, are necessary or appropriate to be obtained in connection with the consummation of the Merger, including, without limitation, those certain consents listed on Section 6.5(f) of the Company Disclosure Letter. All such consents shall be in writing and in form and substance reasonably satisfactory to Parent, and executed counterparts thereof shall be delivered to Parent promptly after receipt thereof but in no event later than the Closing.

6.6 Access and Reports. Subject to applicable Law, from the date hereof throughout the period prior to the Effective Time, the Company shall (and shall cause its Subsidiaries to) (i) upon reasonable prior written notice, afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours, to its employees, properties, books, contracts and records, (ii) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested by Parent, and (iii) within 35 days after the end of each month following the date hereof, furnish to Parent unaudited monthly consolidated statements of operations for the Company and its Subsidiaries; provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify or supplement any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company to furnish any access or information or permit any inspection that the Company determines in good faith (after consultation with its outside legal counsel) would reasonably be expected to (i) result in the disclosure of any trade secrets of third parties, (ii) cause a waiver of an attorney-client privilege or loss of attorney work product or similar protection,

(iii) violate a confidentiality obligation to any Person, provided that, if requested by Parent, the Company shall use its reasonable best efforts to obtain the consent of such Person to such access or inspection, or (iv) violate any Law applicable to the Company or any of its Subsidiaries. All requests for information made pursuant to this Section 6.6 shall be directed to the Chief Financial Officer of the Company or other Person designated by the Company. All such information provided pursuant to this Section 6.6 shall be governed by the terms of the Confidentiality Agreement. The access rights afforded pursuant to this Section 6.6 shall be exercised by Parent and its Representatives in such a manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries.

6.7 NASDAQ Stock Market De-listing. Parent shall cause the Company’s securities to be de-listed from the NASDAQ Stock Market and de-registered under the Exchange Act as soon as practicable following the Effective Time.

6.8 Publicity. The initial press release regarding the Merger shall be a joint press release and thereafter (unless and until a Change of Recommendation has occurred or in connection with Section 6.2(c)) the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

6.9 Employee Benefits.

(a) For a period of not less than one year following the Closing Date, the Surviving Corporation shall provide all Affected Employees, while employed during such period by the Company or its Subsidiaries, with compensation and benefits which are substantially comparable in the aggregate to the compensation and benefits provided to such Affected Employees as of the date of this Agreement (other than equity compensation incentives and any compensation or benefits triggered in whole or in part by the consummation of the transactions contemplated hereby). Nothing contained in this Section 6.9 shall be deemed to grant any Affected Employee any right to continued employment after the Closing Date.

(b) Parent will cause any employee benefit plans of Parent and its Subsidiaries (other than the Surviving Corporation and its Subsidiaries) in which the Affected Employees are entitled to participate after the Closing Date to (i) take into account for purposes of eligibility and vesting (but not benefit accruals under any defined benefit pension plans) service by such employees as if such service were with Parent or its Subsidiaries, to the same extent such service was credited under an analogous Benefit Plan (except to the extent it would result in a duplication of benefits); and (ii) waive any pre-existing conditions and provide credit for deductible incurred during the year in which the Closing Date occurs.

(c) Nothing contained in this Section 6.9, express or implied, (i) shall be construed to establish, amend or modify any Benefit Plan, program, agreement or arrangement or (ii) is intended to confer upon any Person (including employees, retirees, or dependents or beneficiaries of employees or retirees) any rights as a third-party beneficiary of this Agreement.

6.10 Expenses. Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article IV. Except as otherwise provided in Section 8.5, whether or not the Merger is consummated, any and all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement, including, without limitation, fees for services provided by attorneys, accountants and other professionals and advisors (collectively, the “Expenses”), shall be paid by the party incurring such Expenses.

6.11 Indemnification; Directors’ and Officers’ Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses under the Company’s certificate of incorporation, bylaws or indemnification Contracts or undertakings existing in favor of the Indemnified Parties on the date hereof (“Existing Indemnification Obligations”) shall survive the Merger and shall be observed by and enforceable against the Surviving Corporation to the fullest extent permitted by the DGCL for a period of six years from the Effective Time; provided, however, that all such rights in respect of any action, claim, suit, proceeding or investigation that is pending, threatened or asserted at any time within such six-year period shall continue in full force and effect until the final disposition or resolution thereof.

(b) From and after the Effective Time, Parent and the Surviving Corporation shall jointly and severally indemnify and hold harmless, to the fullest extent permitted under applicable Law, each Indemnified Party against any costs or expenses (including attorneys’ fees and expenses), judgments, fines, losses, claims, settlements, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to such Indemnified Party’s service as a director or officer of the Company or services performed by such Person at the request of the Company or any Subsidiary of the Company, including (i) any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, and (ii) any claim arising from the transactions contemplated herein; provided, however, that, notwithstanding anything to the contrary contained in this Agreement, the Surviving Corporation and Parent shall only be required to indemnify and hold harmless, and advance expenses to, an Indemnified Party if and to the same extent such Indemnified Party is entitled to be indemnified and held harmless by the Company or has the right to advancement of expenses, as the case may be, from the Company pursuant to Existing Indemnification Obligations. Without limiting the foregoing, Parent and the Surviving Corporation shall also advance costs and expenses (including attorneys’ fees) as incurred by any Indemnified Party within fifteen (15) days after receipt by Parent of a written request for such advance to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced provides an undertaking in customary form, consistent with the practices of the Company prior to the Effective Time, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification (it being understood and agreed that neither the Parent nor the Surviving Corporation shall require the posting of any bond or any other security for such undertaking).

(c) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time, from an insurance carrier with the same or better credit rating as the Company’s insurance carrier as of the date hereof with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that the cost of the annual premium amount for such “tail” insurance policies does not exceed an amount equal to 150% of the annual premiums currently paid by the Company for such insurance. If the Company or the Surviving Corporation, as applicable, for any reason fail to obtain such insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 150% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) Notwithstanding anything herein to the contrary, this Section 6.11 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent and the Surviving Corporation. If the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 6.11.

(e) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective successors, heirs and representatives, who are third party beneficiaries of this Section 6.11.

6.12 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its Board of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.13 Parent Vote. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting the Agreement, a copy of which shall be promptly provided to the Company.

6.14 Resignations. The Company shall obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation, effective as of the Effective Time, of those directors of the Company and any Subsidiary designated by Parent to the Company in writing.

6.15 Stockholder Litigation. In the event that any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or, to the Knowledge of the Company, threatened in writing, against the Company and/or the members of the Board of Directors of the Company prior to the Effective Time, the Company shall promptly notify Parent of any such stockholder litigation brought, or, to the Knowledge of the Company, threatened in writing against the Company and/or members of the Board of Directors of the Company and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity to participate in the defense, settlement and/or prosecution of any such stockholder litigation, and the Company shall reasonably consult with Parent with respect to the defense or settlement of any such stockholder litigation. Neither the Company nor any Subsidiary or Representative of the Company shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any such stockholder litigation or consent to the same unless Parent shall have consented in writing, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, that after receipt of the Company Requisite Vote, the Company shall cooperate with Parent and, if requested by Parent, use its reasonable best efforts to settle any unresolved stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement in accordance with Parent’s direction, except that in no event shall the Company be required to agree to any such settlement that would require the Company or any of its Subsidiaries to take or refrain from taking any action, or to pay any amount, prior to the Closing. Notwithstanding the foregoing, nothing in this Agreement shall require the Company to take any action that could cause a waiver of an attorney-client privilege or loss of attorney work product or similar protection.

6.16 Tax Matters. Parent, Merger Sub and the Company shall treat the Merger for federal and state income tax purposes as the purchase of the stock of the Company by Parent in accordance with the principles of Revenue Rulings 73-427 and 79-273 and shall not take any inconsistent position on any Tax Return or amended Tax Return or in any audit, examination or other administrative or judicial proceeding. Neither Parent, the Company nor any of their Affiliates shall take any action with respect to the Company subsequent to the Closing that would cause the transactions contemplated hereby to constitute part of a transaction that is the same as, or substantially similar to, an “Intermediary Transaction Tax Shelter” described in Internal Revenue Service Notices 2001-16 and 2008-111.

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver (where permissible and in writing) at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted at the Stockholders Meeting by holders of Common Shares constituting the Company Requisite Vote in accordance with applicable Law and the certificate of incorporation and bylaws of the Company.

(b) Orders. As of the Closing, no court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an “Order”).

(c) Competition Laws. The waiting period under any applicable Antitrust Law shall have expired or been terminated and any consent required under any applicable Antitrust Law shall have been obtained.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Sections 5.1(b) and 5.1(c) shall be true and correct in all respects (other than de minimis exceptions) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (ii) the other representations and warranties of the Company set forth in Section 5.1 of this Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” contained therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iii) Parent shall have received at the Closing a certificate signed by the Chief Executive Officer or Chief Financial Officer of the Company to the effect that the conditions set forth in clauses (i) and (ii) of this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing, and Parent shall have received a certificate signed by the Chief Executive Officer or Chief Financial Officer to such effect.

(c) No Company Material Adverse Effect. Except as disclosed in any Company Report filed with the SEC prior to the date hereof (excluding any Excluded Disclosure) or in the Company Disclosure Letter, since the date of this Agreement, there shall not have occurred and be continuing any change, event or occurrence that has had or is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) FIRPTA Affidavit. At the Closing, the Company shall cause to be delivered to Parent an executed affidavit dated as of the Closing Date, in accordance with Treasury Regulation Section 1.897-2(h)(2), certifying that an interest in the Company is not a U.S. real property interest within the meaning of Section 897(c) of the Code and sets forth the Company’s name, address and taxpayer identification number.

(e) Required Consents. The Company shall have obtained and delivered to Parent the consents listed on Section 7.2(e) of the Company Disclosure Letter.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver (in writing) by the Company at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any qualification as to “materiality” contained therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (ii) the Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by a senior executive officer or authorized director of Parent to the effect that the condition set forth in clause (i) of this Section 7.3(a) has been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by a senior executive officer or director of Parent to such effect.

7.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.2 or 7.3, as the case may be, to be satisfied to excuse such party’s obligation to effect the Merger if such failure was caused by such party’s failure to use the standard of efforts required from such party pursuant to this Agreement to consummate the Merger and the other transactions contemplated by this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent or the Company if (a) the Merger shall not have been consummated by October 12, 2012, whether such date is before or after the date of adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a) (such date, as it may be extended pursuant to the provisions hereof, the “Termination Date”), provided, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have materially contributed to the failure of a condition to the consummation of the Merger to have been satisfied on or before the Termination Date, provided, further, that if, on the Termination Date, the condition to the Closing set forth in Section 7.1(c) shall not have been satisfied but all other conditions to the Closing shall have been satisfied or are capable of being satisfied, then either party may extend the Termination Date by an additional 60 days by delivering written notice to the other party of such extension; (b) the Stockholders Meeting shall have been held and completed and adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a) shall not have been obtained at such Stockholders Meeting or at any adjournment or postponement thereof; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.2(b) if the failure to obtain the Company Requisite Vote is attributable to a failure on the part of such party to perform any material obligation required to be performed by such party; or (c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a)), provided, that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to any party that has not used its reasonable best efforts to contest, appeal and remove such Order.

8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company:

(a) at any time prior to the time the Company Requisite Vote is obtained if (i) the Board of Directors of the Company or any committee thereof authorizes the Company, subject to complying with the material terms of this Agreement (including Section 6.2(c)), to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; (ii) immediately prior to or substantially concurrently with the termination of this Agreement pursuant to this Section 8.3(a) the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal; and (iii) the Company immediately prior to or substantially concurrently with such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5;

(b) at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a), if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.3(a) or 7.3(b) would not be satisfied and such breach is not curable or, if curable, is not (in each case, to the extent necessary to satisfy the applicable condition set forth in Section 7.3(a) or 7.3(b)) cured prior to the earlier of (i) 30 calendar days after written notice thereof is given by the Company to Parent and (ii) the date that is three Business Days prior to the Termination Date; provided, however, that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 7.1, 7.2(a) or 7.2(b) not to be satisfied; or

(c) at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a), if (i) all of the conditions set forth in Sections 7.1 and 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), (ii) Parent and Merger Sub fail to consummate the transactions contemplated by this Agreement within two Business Days following the date the Closing should have occurred pursuant to Section 1.2 and (iii) the Company stood ready, willing and able to consummate on that date; provided, that during such two Business Day period following the date the Closing should have occurred pursuant to Section 1.2, no party shall be entitled to terminate this Agreement pursuant to Section 8.2(a).

8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent:

(a) if the Board of Directors of the Company or any committee thereof shall have made a Change of Recommendation or shall have approved or recommended to the stockholders of the Company an Acquisition Proposal;

(b) if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.2(a) or 7.2(b) would not be satisfied and such breach is not curable or, if curable, is not cured (in each case, to the extent necessary to satisfy the applicable condition set forth in Section 7.2(a) or 7.2(b)) prior to the earlier of (i) 30 calendar days after written notice thereof is given by Parent to the Company and (ii) the date that is three Business Days prior to the Termination Date; provided, however, that Parent is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 7.1, 7.3(a) or 7.3(b) not to be satisfied; or

(c) if (i) all of the conditions set forth in Sections 7.1 and 7.3 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), (ii) the Company fails to consummate the transactions contemplated by this Agreement within two Business Days following the date the Closing should have occurred pursuant to Section 1.2 and (iii) Parent and Merger Sub stood ready, willing and able to consummate on that date; provided, that during such two Business Day period following the date the Closing should have occurred pursuant to Section 1.2, no party shall be entitled to terminate this Agreement pursuant to Section 8.2(a).

8.5 Effect of Termination and Abandonment.

(a) A party desiring to terminate this Agreement pursuant to Section 8.2, 8.3 or 8.4 shall give written notice of such termination to the other parties specifying the provision or provisions hereof pursuant to which such termination is effected. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) except as otherwise provided herein, no such termination shall relieve the Company of any liability to pay the Termination Fee pursuant to this Section 8.5, (ii) subject to Section 8.5(f), nothing herein shall relieve any party or its Affiliates from any liability for any willful and material breach of this Agreement and (iii) this Section 8.5 and Article IX shall survive the termination of this Agreement.

(b) In the event this Agreement is terminated before obtaining the Company Requisite Vote pursuant to Section 8.4(b) other than as a result of a knowing and willful material breach of this Agreement by the Company, the Company shall pay Parent Parent’s reasonable and documented out-of-pocket Expenses by wire transfer of immediately available funds within three Business Days after the date of such termination, provided that in no event shall the Company be required to reimburse Parent’s Expenses in excess of $400,000 in the aggregate.

(c) In the event (i) this Agreement is terminated before obtaining the Company Requisite Vote pursuant to (A) Section 8.2(a) or (B) Section 8.2(b), (ii) any Person shall have made a bona fide and publicly announced Acquisition Proposal after the date of this Agreement but prior to such termination, and such Acquisition Proposal shall not have been publicly withdrawn prior to such termination or, with respect to a termination pursuant to Section 8.2(b), prior to the Stockholders Meeting, and (iii) within 9 months of such termination the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal and such Acquisition Proposal is consummated (provided that for purposes of this clause (c) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”), the Company shall pay Parent the Termination Fee by wire transfer of immediately available funds within three Business Days after the date on which the Company consummates the Acquisition Proposal.

(d) In the event this Agreement is terminated by Parent pursuant to Section 8.4(a), Section 8.4(b) as a result of a knowing and willful material breach of this Agreement by the Company, or Section 8.4(c), the Company shall pay Parent the Termination Fee by wire transfer of immediately available funds within three Business Days after the date of such termination.

(e) In the event this Agreement is terminated by the Company pursuant to Section 8.3(a), the Company shall pay Parent the Termination Fee immediately prior to or substantially concurrently with such termination.

(f) In the event that this Agreement is terminated by the Company pursuant to Section 8.3(b) other than as a result of a knowing and willful material breach of this Agreement by Parent or Merger Sub, Parent shall pay the Company the Company’s reasonable and documented out-of-pocket Expenses by wire transfer of immediately available funds within three Business Days after the date of such termination, provided that in no event shall Parent be required to reimburse the Company’s Expenses in excess of $400,000 in the aggregate.

(g) The parties acknowledge that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amounts due pursuant to Sections 8.5(b)-8.5(e) or Parent fails to promptly pay the amount due pursuant to Section 8.5(f), and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amounts set forth in Sections 8.5(b)-8.5(e) or any portion thereof, or a judgment against Parent for the amount set forth in Section 8.5(f) or any portion thereof, the Company shall pay to Parent or Merger Sub, on the one hand, or Parent shall pay to the Company, on the other hand, its reasonable and documented out of pocket costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, the Parties hereto expressly acknowledge and agree that:

(i) absent (A) a knowing and willful material breach of this Agreement by Parent or Merger Sub or (B) the failure by Parent or Merger Sub to consummate the transactions contemplated by this Agreement despite all of the conditions set forth in Sections 7.1 and 7.2 having been satisfied and despite the Company having stood ready, willing and able to consummate such transactions, the Company’s receipt of the Company’s Expenses pursuant to Section 8.5(f) and the Company’s right to specific performance of this Agreement by the parties hereto pursuant to Section 9.5(c) shall be the sole and exclusive remedies of the Company and its Subsidiaries against Parent, Merger Sub and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, employees, Affiliates or agents for any loss suffered with respect to this Agreement, the transactions contemplated hereby (including any breach by Parent or Merger Sub), the termination of this Agreement, the failure of the Merger to be consummated or any breach of this Agreement by Parent or Merger Sub, and upon payment of such amounts, none of Parent, Merger Sub or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, employees, Affiliates or agents shall have any further liability or obligation to the Company relating to or arising out of this Agreement or the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure;

(ii) in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement, absent (y) a knowing and willful material breach of this Agreement by Parent or Merger Sub or (z) the failure by Parent or Merger Sub to consummate the transactions contemplated by this Agreement despite all of the conditions set forth in Sections 7.1 and 7.2 having been satisfied and despite the Company having stood ready, willing and able to consummate such transactions, the payment of (A) the Company’s Expenses pursuant to Section 8.5(f), which constitutes a reasonable estimate of the monetary damages that will be suffered by the Company by reason of breach or termination of this Agreement and (B) any reimbursement and expense obligations of Parent pursuant to the first sentence of this Section 8.5(g) shall be in full and complete satisfaction of any and all monetary damages of the Company arising out of or related to this Agreement, the transactions contemplated hereby (including any breach by Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement, and any claims or actions under applicable Law arising out of any such breach, termination or failure;

(iii) in no event shall the Company be entitled to seek or obtain any recovery or judgment in excess of the reimbursement of its Expenses in accordance with Section 8.5(f) (plus, in the case such Expenses are not timely paid, the amounts described in the first sentence of this Section 8.5(g)) in the event the Company terminates this Agreement in accordance with Section 8.3(b) other than for a willful and material breach by Parent or Merger Sub, against Merger Sub, Parent or any of their respective stockholders, partners, members, Affiliates, directors, officers, employees or agents or any of their respective assets, and in no event shall the Company be entitled to seek or obtain any other damages of any kind against any such Person, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the transactions contemplated hereby (including any breach by Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided, however, this Section 8.5(g)(iii) shall not limit the right of the parties hereto to specific performance of this Agreement pursuant to Section 9.5(c) prior to the termination of this Agreement in accordance with its terms;

(iv) Parent’s receipt of the Termination Fee and reimbursement of its Expenses from the Company pursuant to Sections 8.5(b)-8.5(e), as applicable (including any reimbursement and expense obligations of the Company pursuant to the first sentence of this Section 8.5(g)), and Parent’s right to specific performance of this Agreement by the parties hereto pursuant to Section 9.5(c) shall be the sole and exclusive remedy of Parent, Merger Sub and their respective Affiliates against the Company, its Subsidiaries and any of their respective former, current, or future general or limited partners, stockholders, directors, officers, employees, managers, members, Affiliates or agents for any loss suffered with respect to this Agreement, the transactions contemplated hereby (including any breach by the Company), the termination of this Agreement, the failure of the Merger to be consummated or any breach of this Agreement by the Company, and upon payment of such amounts, none of the Company, its Subsidiaries or any of their respective former, current, or future general or limited partners, stockholders, directors, officers, employees, managers, members, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure;

(v) in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement, the payment of (A) the Termination Fee or reimbursement of Parent’s Expenses pursuant to Sections 8.5(b)-8.5(e), as applicable, which constitutes a reasonable estimate of the monetary damages that will be suffered by Parent and Merger Sub by reason of breach or termination of this Agreement, and (B) any reimbursement obligations of the Company pursuant to the first sentence of this Section 8.5(g) shall be in full and complete satisfaction of any and all monetary damages of Parent and Merger Sub arising out of or related to this Agreement, the transactions contemplated hereby and thereby (including any breach by the Company), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement, and any claims or actions under applicable Law arising out of any such breach, termination or failure; and

(vi) in no event shall Parent or Merger Sub be entitled to seek or obtain any recovery or judgment in excess of the Termination Fee of the reimbursement of Parent’s Expenses pursuant to Sections 8.5(b)-8.5(e) (plus, in the case the Termination Fee is not timely paid, the amounts described in the first sentence of this Section 8.5(g)) against the Company, its Subsidiaries or any of their respective former, current, or future general or limited partners, stockholders, directors, officers, employees, managers, members, Affiliates or agents or any of their respective assets, and in no event shall Parent or Merger Sub be entitled to seek or obtain any other damages of any kind, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the transactions contemplated hereby (including any breach by the Company), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided, however, this Section 8.5(g)(vi) shall not limit the right of the parties hereto to specific performance of this Agreement pursuant to Section 9.5(c) prior to the termination of this Agreement in accordance with its terms; provided, further, in no event will the Parent or Merger Sub be entitled to both the payment of the Termination Fee and specific performance of this Agreement.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV and Section 6.9 (Employee Benefits), Section 6.10 (Expenses) and Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.10 (Expenses) and Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement (in the case of the Confidentiality Agreement, subject to the terms thereof). All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2 Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

9.3 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.

9.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement. Any such counterparts may be transmitted by electronic transmission.

9.5 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the personal jurisdiction of the Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (the “Chosen Courts”) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in the Chosen Courts or that the Chosen Courts are an inconvenient forum or that the venue thereof may not be appropriate, or that this Agreement or any such document may not be enforced in or by such Chosen Courts, and the parties hereto irrevocably agree that all claims relating to such action, suit or proceeding shall be heard and determined exclusively in the Chosen Courts. The parties hereby consent to and grant any such Chosen Court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by law shall be valid, effective and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY

IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of such parties hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the other party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

9.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or by overnight courier:

If to Parent or Merger Sub:

Murata Electronics North America, Inc.

2200 Lake Park Drive

Smyrna, Georgia 30080

Facsimile: (770) 433-7606

Attention: Legal Department

with a copy to:

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, Georgia 30309

Facsimile: (404) 881-7777

Attention: Kazuhiro Shimizu, Esq.

If to the Company:

RF Monolithics, Inc.

4441 Sigma Road

Farmers Branch, Texas 75244

Facsimile: (972) 404-9476

Attention: President

with a copy to:

Morton PLLC

12222 Merit Drive, Suite 1270

Dallas, Texas 75251

Facsimile: (972) 284-0899

Attention: Stephen C. Morton, Esq.

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) Business Days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein); or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

9.7 Entire Agreement. This Agreement (including any schedules and exhibits hereto), the Company Disclosure Letter and the letter agreement between the Company and Parent dated October 31, 2011 (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.8 No Third Party Beneficiaries. Parent, Merger Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations, warranties and covenants set forth herein, except (i) after the Effective Time, for the Indemnified Parties as provided in Section 6.11, (ii) after the Effective Time, for the stockholders of the Company to receive the Per Share Merger Consideration payable to such holders in accordance with Article IV, (iii) after the Effective Time, for the holders of Company Options and the holders of Company RSUs to receive the benefits set forth in Article IV, (iv) as provided in Section 8.5(g), each of the Persons whose liability is limited in accordance with Section 8.5(g) to the extent provided therein, and (v) for the rights of the Company’s stockholders and holders of Company Options and Company RSUs to pursue claims for actual proven monetary damages (including claims for damages based on loss of the economic benefits of the Merger and other transactions contemplated herein to such stockholders and holders), but only for and in the event of (A) Parent’s or Merger Sub’s knowing and willful material breach of this Agreement or (B) the failure by Parent or Merger Sub to consummate the transactions contemplated by this Agreement despite all the conditions set forth in Sections 7.1 and 7.2 having been satisfied and despite the Company having stood ready, willing and able to consummate the transactions (in either case, whether or not this Agreement has been terminated pursuant to Article VIII or Parent has reimbursed the Company’s Expenses pursuant to Section 8.5(f)), which right is hereby expressly acknowledged by Parent and Merger Sub; provided, however, that the rights granted pursuant to this clause (v) shall only be enforceable by the Company on behalf of such stockholders and holders of Company Options and Company RSUs in the Company’s sole and absolute discretion (and not directly by any such stockholder or holder), it being understood that any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (x) distributed, in whole or in part, by the Company to the holders of Company Shares and/or holders of Company Options and Company RSUs as of any date determined by the Company or (y) retained by the Company for the use and benefit of the Company in any manner the Company deems fit; provided, further, that under no circumstances shall any such rights of any stockholder or any holder of Company Options or Company RSUs be enforceable by such stockholders or holders (derivatively or otherwise) other than the Company. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10 Transfer Taxes. Except as expressly provided in Section 4.2(b), all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent and Merger Sub when due.

9.11 Definitions. Capitalized terms not otherwise defined in the body of this Agreement shall have the meanings set forth in Annex A.

9.12 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.13 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. Where a reference in this Agreement is made to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to “dollars” or “$” in this Agreement are to United States dollars.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party hereto has or may have set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.14 Assignment. This Agreement shall not be assignable, by operation of law or otherwise, without the prior written consent of the parties hereto; provided, however, that prior to the mailing of the Proxy Statement to the Company’s stockholders, Parent may designate, by written notice to the Company, another wholly owned direct or indirect Subsidiary that is reasonably acceptable to the Company to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that any such designation shall not impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

RF MONOLITHICS, INC.

By:	/s/ Farlin Halsey
Name: Farlin Halsey
Title: President and CEO

MURATA ELECTRONICS NORTH AMERICA, INC.

By:	/s/ Yoshitaka Fujita
Name: Yoshitaka Fujita
Title: Director

RYDER ACQUISITION COMPANY, LIMITED

By:	/s/ David M. Kirk
Name: David M. Kirk
Title: President, Treasurer and Secretary

ANNEX A

DEFINED TERMS

As used in the Agreement, the following terms shall have the meanings set forth below:

“Acquisition Proposal” means any proposal or offer with respect to (i) a merger, consolidation, business combination or similar transaction involving the Company and/or any of its Subsidiaries or (ii) any acquisition by any Person or group of Persons by tender offer, share exchange or in any manner which if consummated would result in, any Person or group of Persons becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, more than 20% of the total voting power or of any class of equity securities of the Company, or more than 20% of the consolidated total assets (including equity securities of its Subsidiaries) of the Company and its Subsidiaries, taken as a whole, in each case other than the transactions contemplated by this Agreement.

“Affected Employees” means all individuals who are employees of the Company or any of its Subsidiaries (including employees who are not actively at work on account of illness, disability or leave of absence) on the Closing Date.

“Affiliate” means, when used with respect to any Person, any other Person who is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the Securities Act.

“Agreement” shall have the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 6.2(c)(ii).

“Antitrust Law” means the Sherman Act, the Clayton Act, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the Federal Trade Commission Act and all other U.S. or foreign Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Date” shall have the meaning set forth in Section 5.1(e)(i).

“Bankruptcy and Equity Exception” means any exceptions to enforceability based on bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws of general applicability relating to or affecting creditors’ rights, or any general equity principles (whether considered at a proceeding at law or in equity).

“Benefit Plans” means all benefit and/or compensation plans, contracts, policies or arrangements including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), and any and all other deferred compensation, severance, employment agreement, consulting agreement, change-in-control agreement, equity compensation, stock option, stock purchase, stock appreciation rights, stock unit, stock based incentive, change in control bonus, health insurance, fringe benefits, profit sharing and pension plans relating to or covering Employees and/or current or former directors, officers, retirees, or independent contractors of the Company under which there is or may be any liability or obligation of the Company or any of its Subsidiaries whether or not such Benefit Plan is or is intended to be (i) arrived at through collective bargaining or otherwise, (ii) funded or unfunded, (iii) covered or qualified under the Internal Revenue Code, ERISA or other applicable law, (iv) set forth in an employment agreement or consulting agreement or (v) written or oral.

Annex A-1

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.

“Bylaws” shall have the meaning set forth in Section 2.2.

“Certificate” shall have the meaning set forth in Section 4.1(a).

“Change of Recommendation” shall have the meaning set forth in Section 6.2(c).

“Charter” shall have the meaning set forth in Section 2.1.

“Chosen Courts” shall have the meaning set forth in Section 9.5(a).

“Closing” and “Closing Date” shall have the meanings set forth in Section 1.2.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Common Share” means a share of common stock, par value $0.001 per share, of the Company.

“Company” shall have the meaning set forth in the Preamble.

“Company Credit Agreements” means (i) the Commercial Loan Agreement, dated April 13, 2009, between ViewPoint Bank, a federal savings bank, as lender, and the Company as borrower; and (ii) the Commercial Loan and Security Agreement dated November 30, 2009, between ViewPoint Bank, a federal savings bank, as lender, and the Company and Cirronet Inc. as borrowers.

“Company Disclosure Letter” means the disclosure letter delivered to Parent by the Company prior to or simultaneously with entering into this Agreement.

“Company ERISA Affiliate” shall have the meaning set forth in Section 5.1(h)(iii).

“Company Material Adverse Effect” means a change, event or occurrence that has a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following, and no changes, events or occurrences, individually or in the aggregate, to the extent arising out of, resulting from or attributable to any of the following shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred or may, would or could occur:

(a) (i) changes generally affecting the economy, credit, capital or financial markets or political conditions in the United States or elsewhere in the world, including changes in interest and exchange rates, (ii) changes that are the result of acts of war (whether or not declared), armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), or (iii) epidemics, pandemics, earthquakes, hurricanes, tornados or other natural disasters;

(b) changes that are the result of factors generally affecting the industries in which the Company and its Subsidiaries operate or in which the products or services of the Company are used and distributed;

(c) changes or effects from the entry into, announcement or performance of this Agreement or the consummation of the transactions contemplated by the Agreement (including any litigation arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the transactions contemplated by this Agreement, or compliance by the Company with the terms of this Agreement);

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(d) changes in any Law or GAAP or interpretation or enforcement thereof after the date hereof;

(e) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period, provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect;

(f)(i) any action taken by the Company or its Subsidiaries at Parent’s written request or (ii) the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement to the extent that Parent fails to give its consent after receipt of a written request therefor;

(g) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates;

(h) a decline in the price or trading volume of the Company common stock on the NASDAQ Stock Market or any of the Company’s publicly traded debt securities, provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in, or contributed to, a Company Material Adverse Effect; and

(i) any change or announcement of a potential change in the credit rating of the Company or any of its Subsidiaries or any of their securities; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect;

provided, further, that, with respect to clauses (a)(ii), (a)(iii), (b) and (d), such changes, events or occurrences do not materially and disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which the Company and its Subsidiaries operate.

“Company Option” means each outstanding and unexercised option to purchase Common Shares issued by the Company under the Stock Plans or otherwise, whether vested or unvested.

“Company Recommendation” shall have the meaning set forth in Section 5.1(c)(ii).

“Company Reports” shall have the meaning set forth in Section 5.1(e)(i).

“Company Requisite Vote” shall have the meaning set forth in Section 5.1(c)(i).

“Company Rights Agreement” means that certain Rights Agreement of the Company dated December 20, 1994 and as amended on August 14 1996, December 11, 2000, December 17, 2004, November 10, 2009 and on the date of this Agreement.

“Company RSU” means each outstanding Restricted Stock Unit issued by the Company under the Stock Plans or otherwise, whether vested or unvested.

“Confidentiality Agreement” shall have the meaning set forth in Section 9.7.

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“Constituent Corporations” shall have the meaning set forth in the Preamble.

“Contract” means any agreement, lease, license, contract, note, bond, mortgage, indenture or other instrument or obligation.

“Copyrights” means original works of authorship, including databases and other compilations of information, software (including source, object, and any other code variants thereof), industrial designs and models, masks works, flow charts, manuals, training materials, website content, advertising content, and promotional materials, and including copyrights and copyright registrations and applications therefor, and all renewals, extensions, amendments, alternations, modifications, restorations, and reversions thereof.

“Current Employees” shall have the meaning set forth in Section 5.1(m)(ii).

“D&O Insurance” shall have the meaning set forth in Section 6.11(b).

“Deferred Compensation Plan” shall have the meaning set forth in Section 5.1(h)(vii).

“Delaware Certificate of Merger” shall have the meaning set forth in Section 1.3.

“DGCL” means the Delaware General Corporation Law.

“Dissenting Shares” shall have the meaning set forth in Section 4.1(a).

“Dissenting Stockholders” shall have the meaning set forth in Section 4.1(a).

“DTC” means the Depository Trust Company.

“DTC Payment” means an amount in cash in immediately available funds equal to the product of (i) number of Common Shares held of record by DTC or such nominee immediately prior to the Effective Time and (ii) the Per Share Merger Consideration.

“Effective Time” shall have the meaning set forth in Section 1.3.

“Employees” means current or former employees of the Company and its Subsidiaries.

“Encumbrance” shall, for purposes of Section 5.1(p) only, have the meaning set forth in Section 5.1(p)(vi).

“Environmental Law” means any applicable law, regulation, code, license, permit, order, judgment, decree or injunction from any Governmental Entity (i) concerning the protection of human health as it relates to exposure to any Hazardous Substance or the protection of the environment, including air (both ambient air and indoor air), surface water, ground water, drinking water, soil, wildlife and natural resources) or (ii) the production, use, storage, handling, release or disposal of Hazardous Substances, in each case as in effect on the date hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ESPP” means the Company’s Employee Stock Purchase Plan, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

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“Exchange Fund” shall have the meaning set forth in Section 4.2(a).

“Excluded Disclosures” means (i) any risk factor disclosures set forth under the heading “Risk Factors,” and (ii) any disclosure of risks included in any “forward-looking statements” disclaimer or any other forward-looking statements of risk.

“Excluded Shares” shall have the meanings set forth in Section 4.1(a).

“Existing Indemnification Obligations” shall have the meaning set forth in Section 6.11(a).

“Expenses” shall have the meaning set forth in Section 6.10.

“Final Purchase Date” shall have the meaning set forth in Section 4.3(c).

“Foreign Corrupt Practices Act” means the Foreign Corrupt Practices Act of 1977, as amended.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Antitrust Entity” means any federal, state, local or foreign Governmental Entity with jurisdiction over enforcement of any applicable Antitrust Law.

“Governmental Entity” means any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity.

“Hazardous Substance” means any substance listed, defined, designated, classified or regulated on the date hereof as hazardous, toxic or a pollutant under any applicable Environmental Law or by any Governmental Entity, including asbestos, polychlorinated biphenyls, petroleum and any derivative or by-product thereof.

“Indebtedness” means all indebtedness of the Company and any of its Subsidiaries, determined in accordance with GAAP other than trade payables and receivables in the ordinary course of business, including with respect to (i) borrowed money (other than intercompany indebtedness), (ii) notes payable, (iii) capital leases, (iv) obligations evidenced by letters of credit, (v) obligations under earn out obligations or arrangements creating any obligation with respect to the deferred purchase price of property, (vi) interest rate or currency obligations, including swaps, hedges or similar arrangements and (vii) any guaranty of any of the foregoing.

“Indemnified Parties” those Persons who are, or were, directors and officers of the Company at or prior to the date of this Agreement.

“Insurance Policies” shall have the meaning set forth in Section 5.1(o).

“Intellectual Property” means all Patents, Copyrights, Trademarks and other intellectual property and proprietary rights and interests recognized under any jurisdiction worldwide.

“IRS” means the Internal Revenue Service.

“Knowledge” means, with respect to the Company, the actual knowledge, after reasonable inquiry, of the executive officers of the Company, or with respect to Parent, the actual knowledge, after reasonable inquiry, of the executive officers of Parent.

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“Laws” means any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity.

“Lease” shall have the meaning set forth in Section 5.1(p)(ii).

“Leased Real Property” means any real property which is leased or subleased by the Company or any of its Subsidiaries.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative, or appellate proceeding), hearing, inquiry, audit, examination, or investigation commenced, brought, conducted, or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Licenses” means any permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity.

“Lien” means any lien, charge, pledge, security interest, claim or other encumbrance.

“Material Contract” shall have the meaning set forth in Section 5.1(q)(i).

“Merger” shall have the meaning set forth in the Recitals.

“Merger Sub” shall have the meaning set forth in the Preamble.

“OFAC” shall have the meaning set forth in Section 5.1(s).

“Order” shall have the meaning set forth in Section 7.1(b).

“Owned Real Property” means any real property owned by the Company or any of its Subsidiaries.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Material Adverse Effect” means any change, effect, event, or occurrence that prevents or materially impedes, interferes with, hinders, or delays (i) the consummation by Parent or Merger Sub of the Merger or any of the other transactions contemplated by this Agreement on a timely basis, or (ii) the compliance by Parent or Merger Sub of its obligations under this Agreement.

“Patents” means patents, registrations, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures and applications therefor, including divisions, continuations, continuations-in-part, provisionals, renewals, extensions and reissues.

“Paying Agent” shall have the meaning set forth in Section 4.2(a).

“Pension Plan” shall have the meaning set forth in Section 5.1(h)(iii).

“Per Share Merger Consideration” means $1.78 per Common Share in cash, without interest.

“Permitted Lien” means (i) a Lien imposed by Law, including a carrier’s, warehousemen’s, landlord’s, a mechanic’s, materialmen’s or similar Lien with respect to any amount not yet due and payable or which is being contested in good faith through appropriate proceedings, (ii) a Lien for current

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Taxes, assessments or other charges of a Governmental Entity not yet due and payable or which is being contested in good faith through appropriate proceedings, (iii) a Lien securing rental payments under capital lease agreements, (iv) an encumbrance and restriction on real property (including an easement, covenant, right of way and similar restriction of record) that does not materially interfere with the present uses of such real property or with the operation of the Company as conducted consistent with past practice, (v) a Lien securing payment, or any other obligation, of the Company or its Subsidiaries with respect to outstanding Indebtedness, (vi) zoning, building, land use laws and restrictions, easements, rights-of-way or other restrictions on the use of real property (provided that such liens and restrictions were incurred prior to the date hereof and do not, individually or in the aggregate, materially interfere with the use of such real property or the Company’s or its Subsidiaries’ operation of their respective businesses as currently operated), (vii) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business consistent with past practice, (viii) gaps in the chain of title evident from the records of the relevant Governmental Entity maintaining such records, (ix) licenses granted to third parties in the ordinary course of business by the Company or its Subsidiaries, (x) easements, rights of way or similar matters or restrictions or exclusions which are shown on the title report provided to Parent prior to the date hereof, (xi) any condition or other matter, if any, that are shown or disclosed on the survey provided to Parent prior to the date hereof, and (xii) any Lien permitted or granted under the Company Credit Agreements.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Preferred Share” means a share of preferred stock, par value $0.001 per share, of the Company.

“Proxy Statement” shall have the meaning set forth in Section 6.3.

“Record Holder” means, with respect to any Common Shares, the Person who was, immediately prior to the Effective Time, the holder of record of such Common Shares.

“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives.

“Rights” means those certain preferred share purchase rights issued under the Company Rights Agreement.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SDN List” shall have the meaning set forth in Section 5.1(s).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Stock Plans” means the Company’s 1994 Non-Employee Directors’ Stock Option Plan, 1997 Equity Incentive Plan, 1999 Equity Incentive Plan and 2006 Equity Incentive Plan and the Cirronet Inc. Incentive Stock Option Plan.

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“Stockholder Litigation” means any claim, action, suit or proceeding brought by or on behalf of the Company or any of its stockholders, whether at law or equity, derivative or direct, challenging this Agreement or the Merger or other transactions contemplated herein, including any claim, action, suit or proceeding alleging that any director or officer of the Company breached their fiduciary duties in negotiating or approving this Agreement or that the Company or any such director or officer has violated any disclosure obligation relating to this Agreement.

“Stockholders Meeting” shall have the meaning set forth in Section 6.4.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means a bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from 20% to 50%), that the Board of Directors of the Company or any committee thereof has determined in its good faith judgment after consultation with the Company’s outside legal and financial advisors (i) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory, timing and other aspects of the proposal (including the financing thereof) and the identity of the Person making the proposal, and (ii) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement.

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Takeover Statute” shall have the meaning set forth in Section 5.1(j)(i).

“Tax” (including, with correlative meaning, the term “Taxes”) means all federal, state, local and foreign income, profits, franchise, gross receipts, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, claims for refund and any amendment thereof) required to be supplied to a Tax authority relating to Taxes.

“Termination Date” shall have the meaning set forth in Section 8.2.

“Termination Fee” means $800,000.

“Trademarks” means trademarks, service marks, brand names, Internet domain names, Internet account names (including social networking and media names), dialing and messaging short codes, logos, slogans, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, including all renewals of the same, and all goodwill associated therewith and symbolized thereby.

“Trade Secrets” means all product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, research and development, manufacturing or distribution methods and processes, customer lists, current and anticipated

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customer requirements, price lists, market studies, business plans, computer software and programs (including object code), computer software and database technologies, systems, structures and architectures (and related processes, formulae, composition, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, methods, and information), and any other information, however documented, that is a trade secret within the meaning of the applicable trade-secret protection Law.

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